UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

At the end of September 2025, Blue Hat Interactive Entertainment Technology (the “Company”) completed the issuance of a total of 29,682,353 ordinary shares, par value $0.0000001 per share (the “Ordinary Shares”) (the “Securities”) at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.70 per share, to certain designees (each, a “Designee”, collectively, the “Designees”) of City Fields Enterprises Limited (the “Seller”).

The issuance is pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreement dated August 28, 2025 by and between the Company and the Seller (collectively the “Agreements”). Pursuant to the Agreements, the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold.

The Company’s Securities are registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and are being offered and issued in reliance on the exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder as the securities are being issued to the person through an offshore transaction which was negotiated and consummated outside the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer